UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 9, 2019

XEROX HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

New York	001-39013	83-3933743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Merritt 7

Norwalk, Connecticut

06851-1056

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (203) 968-3000

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Xerox Holdings Common Stock, $1.00 par value	XRX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On December 9, 2019, representatives of Xerox Holdings Corporation (the “Company”) began meeting with investors, including shareholders of HP Inc. (“HP”), to discuss the Company’s proposal to acquire HP using the presentation attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Item 7.01 and in Exhibit 99.1 hereto shall not be deemed “filed” with the Commission for purposes of Section 18 of the Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Presentation, dated December 9, 2019, of Xerox Holdings Corporation

104	The cover page from this Current Report on Form 8-K, formatted as Inline XBRL

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XEROX HOLDINGS CORPORATION

Date: December 9, 2019	By:	/s/ Douglas H. Marshall
	Name:	Douglas H. Marshall
	Title:	Secretary

3

Exhibit 99.1 Xerox + HP A Value-Creating CombinationExhibit 99.1 Xerox + HP A Value-Creating Combination

Forward-looking Statements This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time- frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; that the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Certain Estimated Information This presentation includes Wall Street consensus projected results for Xerox and HP for future periods. Xerox is including these consensus estimates for informational purposes only, but is not affirming analyst projections or separately including guidance on these metrics. 2Forward-looking Statements This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time- frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; that the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Certain Estimated Information This presentation includes Wall Street consensus projected results for Xerox and HP for future periods. Xerox is including these consensus estimates for informational purposes only, but is not affirming analyst projections or separately including guidance on these metrics. 2

Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction. Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor. 3Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction. Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor. 3

Introduction Dear HP Shareholder, There is a clear path to realizing increased value from your investment in HP — the proposed transaction with Xerox. We are offering a combination of cash and stock with an aggregate implied value of ~$31 per share (an 82% premium to HP’s unaffected 30-day (1) volume weighted average price ) comprised of the following components: (1) • $17 per share in cash, which equals 100% of HP’s unaffected 30-day volume weighted average price ; and • 48% of the pro forma combined company, which we believe is worth ~$14 per share, without multiple expansion or revenue synergies. In this presentation, we provide an overview of the value of our offer and two of the most important opportunities created by a combination — cost synergies and revenue synergies. By harvesting these synergies, which can only be realized with this combination, the new pro forma company will be both more profitable and better positioned to provide customers with a stronger mix of products, services and support than either company can do on its own. The value of the transaction goes beyond economics. In consolidating industries, first movers not only win but also have an opportunity to reshape the competitive landscape in an enduring way. The increased cash flow generated by this deal will allow for rapid de-leveraging, greater capital returns to shareholders and enhanced investment in innovation that can put these storied brands at the forefront for decades to come. We strongly encourage you to urge HP’s Board of Directors to pursue this transaction on a friendly basis, starting with the provision of mutual due diligence. Regards, John Visentin Vice Chairman & CEO Xerox Holdings Corporation 1 Based on share price of $17.00 as of November 5, 2019. 4Introduction Dear HP Shareholder, There is a clear path to realizing increased value from your investment in HP — the proposed transaction with Xerox. We are offering a combination of cash and stock with an aggregate implied value of ~$31 per share (an 82% premium to HP’s unaffected 30-day (1) volume weighted average price ) comprised of the following components: (1) • $17 per share in cash, which equals 100% of HP’s unaffected 30-day volume weighted average price ; and • 48% of the pro forma combined company, which we believe is worth ~$14 per share, without multiple expansion or revenue synergies. In this presentation, we provide an overview of the value of our offer and two of the most important opportunities created by a combination — cost synergies and revenue synergies. By harvesting these synergies, which can only be realized with this combination, the new pro forma company will be both more profitable and better positioned to provide customers with a stronger mix of products, services and support than either company can do on its own. The value of the transaction goes beyond economics. In consolidating industries, first movers not only win but also have an opportunity to reshape the competitive landscape in an enduring way. The increased cash flow generated by this deal will allow for rapid de-leveraging, greater capital returns to shareholders and enhanced investment in innovation that can put these storied brands at the forefront for decades to come. We strongly encourage you to urge HP’s Board of Directors to pursue this transaction on a friendly basis, starting with the provision of mutual due diligence. Regards, John Visentin Vice Chairman & CEO Xerox Holdings Corporation 1 Based on share price of $17.00 as of November 5, 2019. 4

Executive Summary

1	**Compelling Value Creation** *Xerox's offer provides immediate cash value and significant equity upside*	• Headline offer of ~$22 per share represents a 29% premium to HP's unaffected 30-day volume weighted average price (VWAP) of $17 • Pro forma implied value to HP shareholders of ~$31 per share • Combined company delivers free cash flow (FCF) of $4bn+ in year one before any synergies • Enables de-leveraging, increased investment in growth and greater future returns to shareholders than either company can achieve on a stand-alone basis
2	**Significant Cost Synergy Opportunities** *At least $2bn of incremental run-rate cost synergies only achievable through a combination*	• Clear playbook to generate incremental run-rate cost synergies of at least $2bn within 24 months • Enhanced profitability that allows for reinvestment to drive innovation and future growth
3	**Undisputed Strategic Logic** *$1-$1.5bn of potential growth opportunities only realized through a combination*	• Complementary offerings cover all client needs from small and mid-size businesses (SMB) to enterprise to in-plant printing segments • Drives economies of scale and efficiency • Harnesses complementary IP and expertise to accelerate the introduction of new high-growth technologies
4	**Leadership with Proven Track Record** *Xerox management developed and is executing a strategic 3-year playbook to create shareholder value*	• Created a culture of accountability, streamlined business processes and stabilized operations • Delivered nearly $1bn in gross savings in under 18 months (at a cost of less than $350mm) • As of September 30, 2019, increased trailing twelve months (TTM) FCF by ~$300mm or 32%, from $0.95bn to $1.25bn, and TTM adjusted operating margin by 140 basis points from 11.3% to 12.7% even while revenue declined[1]

Source: Company filings.
Note: Unaffected 30-day VWAP of $17.00 as of November 5, 2019.
[1] TTM figures correspond with the As Reported Financial Statements of Xerox Holdings Corporation and do not incorporate any adjustments for the impact of the recent transactions to restructure Xerox's relation with Fujifilm.

5

xerox™

1 Compelling Value Creation Xerox’s offer provides immediate cash value and significant equity upside 61 Compelling Value Creation Xerox’s offer provides immediate cash value and significant equity upside 6

Xerox's Offer Provides Immediate Cash Value and Significant Equity Upside

Compelling Premium & Value Creation	• HP shareholders receive $17 per share in cash, representing 100% of HP's unaffected 30-day VWAP[1] • ~$14 per share implied value through ownership of 48% of pro forma combined company, including $2bn of incremental run-rate cost synergies achieved within 24 months, but without multiple expansion and excluding any revenue synergies[2] • Implied value of ~$31 per share, represents an 82% premium to HP's unaffected 30-day VWAP[1]
Capital Structure & Allocation	• Combined company expected to maintain investment grade credit rating • Plan to maintain $1.00 per share annual dividend; consistent with Xerox's current policy • After initial deleveraging period, capital return policy expected to be 50% to 75% of annual FCF • Opportunity for even greater capital returns to shareholders in the future
Path to Close	• Three weeks of mutual diligence requested to verify assumptions and reveal other value creation opportunities • There will be NO financing condition to closing the transaction • No anticipated regulatory impediments

[1] Unaffected 30-day VWAP of $17.00 as of November 5, 2019.
[2] Implied equity value from ~48% HP ownership in combined company.

7

xerox™

Equity Upside for HP Shareholders from Ownership in Combined Company The stock consideration of Xerox’s proposal results in HP shareholders owning ~48% of the combined company. This gives HP shareholders significant equity upside, which we conservatively value at ~$14 per share without multiple expansion and before any revenue synergies are achieved. Pro Forma Implied Value to HP Shareholders of ~$31 Per Share Equity Value of Combined Company ($ in bn except per share data) (1) Based on Company Guidance for Adjusted EPS P/E Multiple HP Blended Xerox ~$14 ~$31 Xerox CY19E Net Income $0.8 HP CY19E Net Income 3.3 (2) Plus: $2bn Run-Rate Cost Synergies (tax-effected) 1.7 ~$26 Less: Interest Expense from Acquisition (estimated) (0.8) Excluding $17 (4) Synergies Combined Company Pro Forma Net Income $5.0 (3) x Unaffected CY19E P/E Multiple 8.2x 8.8x 10.9x Combined Company Pro Forma Equity Value $44.2 HP Shareholder Ow nership 48% Equity Value to HP Shareholders ($bn) ~$21 Cash Value Equity Value of Implied Value to HP Shares Outstanding (bn) 1.5 ~48% Ownership in HP Shareholders Equity Value to HP Shareholders ($ / share) ~$14 Combined Company (3) at Current P/E Multiples Equity Value to HP Shareholders ($ / share) - Excl. Synergies ~$9 Source: Company filings. 1 Based on Xerox company guidance for FY19E Adjusted EPS of ~$3.30-$3.40 and HP company guidance for FY20E Adjusted EPS of $2.24-$2.32 (calenderaized to CY19E). Analysis uses midpoints of guidance range. 2 Achieved within 24 months. 3 P/E multiples based on unaffected prices as of November 5, 2019 and company guidance CY19E earnings (which imply 10.9x for Xerox and 8.2x for HP); blended average weighted by market capitalization. 8Equity Upside for HP Shareholders from Ownership in Combined Company The stock consideration of Xerox’s proposal results in HP shareholders owning ~48% of the combined company. This gives HP shareholders significant equity upside, which we conservatively value at ~$14 per share without multiple expansion and before any revenue synergies are achieved. Pro Forma Implied Value to HP Shareholders of ~$31 Per Share Equity Value of Combined Company ($ in bn except per share data) (1) Based on Company Guidance for Adjusted EPS P/E Multiple HP Blended Xerox ~$14 ~$31 Xerox CY19E Net Income $0.8 HP CY19E Net Income 3.3 (2) Plus: $2bn Run-Rate Cost Synergies (tax-effected) 1.7 ~$26 Less: Interest Expense from Acquisition (estimated) (0.8) Excluding $17 (4) Synergies Combined Company Pro Forma Net Income $5.0 (3) x Unaffected CY19E P/E Multiple 8.2x 8.8x 10.9x Combined Company Pro Forma Equity Value $44.2 HP Shareholder Ow nership 48% Equity Value to HP Shareholders ($bn) ~$21 Cash Value Equity Value of Implied Value to HP Shares Outstanding (bn) 1.5 ~48% Ownership in HP Shareholders Equity Value to HP Shareholders ($ / share) ~$14 Combined Company (3) at Current P/E Multiples Equity Value to HP Shareholders ($ / share) - Excl. Synergies ~$9 Source: Company filings. 1 Based on Xerox company guidance for FY19E Adjusted EPS of ~$3.30-$3.40 and HP company guidance for FY20E Adjusted EPS of $2.24-$2.32 (calenderaized to CY19E). Analysis uses midpoints of guidance range. 2 Achieved within 24 months. 3 P/E multiples based on unaffected prices as of November 5, 2019 and company guidance CY19E earnings (which imply 10.9x for Xerox and 8.2x for HP); blended average weighted by market capitalization. 8

Substantial Premium with Significant Upside Xerox Offered a Significant Premium to HP Shareholders HP Shareholders Benefit From Significant Upside HP Inc. LTM Share Price Value Creation for HP Shareholders ($/share) ($/share) HP Shareholders’ ~48% ownership of combined company provides Implied Value to HP Shareholders : ~$31 $32 significant equity upside 30 HP missed consensus FCF by ~19%. Management 28 noted an accelerating loss of market share in supplies; ~$31 / Share count of sell/underweight broker ratings doubled 26 24 “Headline” Offer: ~$22 22 ~$22 / Share ~$26 / Share Unaffected: 20 Excluding Stock $18.40 18 $5 0.137 XRX Shares at Unaffected Synergies Price 16 30-Day VWAP: $17.00 14 Goldman Sachs Analyst Price Target: $14.00 12 $17 10 Cash HP’s own financial advisor November 5, 2018 November 5, 2019 Headline Implied Value to Offer HP Shareholders 30-Day VWAP Unaffected Stock Price Cash certainty de-risks Premium of Implied Value to HP execution of HP standalone Shareholders to HP Share Prices: 82% 68% long-term plan Source: Company filings and transcripts, FactSet and Wall Street research. Note: Unaffected share price of $18.40 and unaffected 30-day VWAP of $17.00 as of November 5, 2019. 9Substantial Premium with Significant Upside Xerox Offered a Significant Premium to HP Shareholders HP Shareholders Benefit From Significant Upside HP Inc. LTM Share Price Value Creation for HP Shareholders ($/share) ($/share) HP Shareholders’ ~48% ownership of combined company provides Implied Value to HP Shareholders : ~$31 $32 significant equity upside 30 HP missed consensus FCF by ~19%. Management 28 noted an accelerating loss of market share in supplies; ~$31 / Share count of sell/underweight broker ratings doubled 26 24 “Headline” Offer: ~$22 22 ~$22 / Share ~$26 / Share Unaffected: 20 Excluding Stock $18.40 18 $5 0.137 XRX Shares at Unaffected Synergies Price 16 30-Day VWAP: $17.00 14 Goldman Sachs Analyst Price Target: $14.00 12 $17 10 Cash HP’s own financial advisor November 5, 2018 November 5, 2019 Headline Implied Value to Offer HP Shareholders 30-Day VWAP Unaffected Stock Price Cash certainty de-risks Premium of Implied Value to HP execution of HP standalone Shareholders to HP Share Prices: 82% 68% long-term plan Source: Company filings and transcripts, FactSet and Wall Street research. Note: Unaffected share price of $18.40 and unaffected 30-day VWAP of $17.00 as of November 5, 2019. 9

Headline Offer (Excluding Any Synergies) Exceeds Analysts’ Unaffected Expectations for HP Premium Value to Wall Street Views HP Standalone Plan Has Significant Execution Risk ▪ “$1.0bn gross savings by end of FY22…most of this will be offset (1) Unaffected HP Price Targets by organic headwinds and investments, so see minimal help on (as of November 5, 2019 Xerox Offer) EPS…” “Implied Value” - October 3, 2019 ~$31 “Headline” Offer: ▪ “…the net drop-through of the cost savings is likely to be $20.00 $20.00 $20.00 $20.00 $20.00 ~$22 negligible…we think the related cash costs and lack of drop- $19.00 $18.00 through are likely to remain sticking points with investors $14.00 ahead…” - October 4, 2019 ▪ “We think that investors will be left to question the net cost savings… In its printing business we think that there will be Wells Citi Morgan Evercore Deustche JP Credit Goldman concern over execution risk as the company simultaneous works Fargo Stanley ISI Bank Morgan Suisse Sachs to cut costs and realign its printing business toward a systems based model…” Recommendations - October 3, 2019 Hold Neutral Hold Hold Hold Neutral Neutral Sell [Heading TBU] ▪ “While the company has announced cost cuts and headcount Date reduction, we still see downside risk to margins as HPQ embarks 10/11 10/04 10/04 10/28 10/01 10/04 10/21 10/09 [Heading TBU] on what we see as a particularly difficult business model transition… we see risk to HP’s FY’20 FCF target of $3B if the PC business continues to deteriorate.” - October 9, 2019 1 Analyst price targets as of November 5, 2019. 10Headline Offer (Excluding Any Synergies) Exceeds Analysts’ Unaffected Expectations for HP Premium Value to Wall Street Views HP Standalone Plan Has Significant Execution Risk ▪ “$1.0bn gross savings by end of FY22…most of this will be offset (1) Unaffected HP Price Targets by organic headwinds and investments, so see minimal help on (as of November 5, 2019 Xerox Offer) EPS…” “Implied Value” - October 3, 2019 ~$31 “Headline” Offer: ▪ “…the net drop-through of the cost savings is likely to be $20.00 $20.00 $20.00 $20.00 $20.00 ~$22 negligible…we think the related cash costs and lack of drop- $19.00 $18.00 through are likely to remain sticking points with investors $14.00 ahead…” - October 4, 2019 ▪ “We think that investors will be left to question the net cost savings… In its printing business we think that there will be Wells Citi Morgan Evercore Deustche JP Credit Goldman concern over execution risk as the company simultaneous works Fargo Stanley ISI Bank Morgan Suisse Sachs to cut costs and realign its printing business toward a systems based model…” Recommendations - October 3, 2019 Hold Neutral Hold Hold Hold Neutral Neutral Sell [Heading TBU] ▪ “While the company has announced cost cuts and headcount Date reduction, we still see downside risk to margins as HPQ embarks 10/11 10/04 10/04 10/28 10/01 10/04 10/21 10/09 [Heading TBU] on what we see as a particularly difficult business model transition… we see risk to HP’s FY’20 FCF target of $3B if the PC business continues to deteriorate.” - October 9, 2019 1 Analyst price targets as of November 5, 2019. 10

2020E Pro Forma Earnings Power

	Xerox		HP		Pro Forma
Revenue[1]	$8.7bn	+	$58.1bn	=	$66.8bn *Incremental run-rate cost synergies of $2bn achieved within 24 months*
Adjusted EBITDA[1] *% Margin*	$1.6bn *18.8%*		$4.9bn *8.4%*		$8.5bn *12.7%* (Including Run-rate Synergies)
Free Cash Flow[1] *% Margin*	$1.1bn *12.8%*		$3.5bn *6.0%*		$5.7bn[2] *8.6%* (Including Run-rate Synergies)

Source: Wall Street research.
Note: Due to rounding, the margin percentages may not precisely reflect the absolute figures.
[1]Standalone figures based on Wall Street consensus (median).
[2]Includes free cash flow impact of incremental interest and other transaction related adjustments, excluding cost to achieve. Revenue synergies not included.

11

Combined Company Leverage Can Be Significantly Reduced with Pro Forma FCF

PF Leverage Level Is In Line With Tech Hardware Companies…



(Net Leverage: Net Debt / 2019E EBITDA)
PF HP+XRX
4.2x
PF HP+XRX w/Synergies(1)
3.2x
Median: 3.3x
CommScope
7.4x
Dell
3.8x
IBM
3.4x
Broadcom
3.2x
Sensata
2.8x
Western Digital
2.0x

…And Leverage Significantly Reduced Over 24 months

- Pro forma analysis based on Wall Street consensus shows strong ability for the combined company to deleverage
- Supported by $2bn of incremental run-rate cost synergies achieved within 24 months
- >$5bn of annual run-rate free cash flow will allow Xerox to:
  - ✓ Significantly reduce leverage over 24 months
  - ✓ Maintain dividend policy
- After initial deleveraging period, capital return policy expected to be 50% to 75% of annual free cash flow



4.2x(2)
4.2x(2)
3.5x
3.8x
2.6x
3.4x
PF
(12/31/2019)
2020E
2021E
With Cost Synergies
Excluding Cost Synergies

Source: Company filings and Factset.
Note: Leverage calculated using consensus estimates and latest reported balance sheet. Broadcom is pro forma for Symantec acquisition.
[1] Includes $2.0B of run-rate synergies but excludes revenue synergies.
[2] Net Debt / Adj. EBITDA. Based on 2019E PF Adj. EBITDA of $6.6bn.

12

xerox™

2 Significant Cost Synergy Opportunities At least $2bn of incremental run-rate cost synergies only achievable through a combination 132 Significant Cost Synergy Opportunities At least $2bn of incremental run-rate cost synergies only achievable through a combination 13

The Xerox Approach to Transforming Operations While Reducing Costs At its Investor Day in February 2019, Xerox detailed plans for Project Own It, an enterprise-wide initiative to simplify its operations, drive a culture of continuous improvement and free up capital to reinvest in the business. This program is focused on the following seven towers and drivers. For additional program details, reference Xerox’s Investor Day materials on Xerox.com. 14The Xerox Approach to Transforming Operations While Reducing Costs At its Investor Day in February 2019, Xerox detailed plans for Project Own It, an enterprise-wide initiative to simplify its operations, drive a culture of continuous improvement and free up capital to reinvest in the business. This program is focused on the following seven towers and drivers. For additional program details, reference Xerox’s Investor Day materials on Xerox.com. 14

Project Own It Delivered Approximately $1bn of Gross Savings in 18 Months

PROJECT OWN IT SAVINGS* ($mm)



H2 2018
300
2019
640
2020
170
280
H1 2021
110
Achieved & On Track
Identified & Highly Probable

xerox™

Delivered approximately **$1bn** of gross savings on a **$9bn** cost base in **18 months**

Every $1.00 of savings costs **$0.35** to achieve[(1)]

hp

Plans to deliver **$1bn** of gross savings on a **$58.8bn** cost base in **3 years**

Every $1.00 of savings costs **$1.00** to achieve[(2)]

*See "Forward-Looking Statements" at the front of this document.
[1] Ratio based on CFO commentary in October 29th earnings call. Full-year 2019E restructuring guidance of $225mm.
[2] HP Securities Analyst Meeting on October 3, 2019.

15

xerox™

Xerox's Methodology to Deliver $2bn+ of Run-Rate Cost Synergies in 24 Months

Shared Services Centers
Target: $100 – 150mm*
- Optimize productivity and workforce
- Process simplification

Manufacturing
Target: $500 - 700mm*
- Supplier rationalization and rate reduction
- Internal system consolidation and process standardization
- Reduce gap cost benchmarks

IT & R&D
Target: $500 - 700mm*
- Reduce application portfolio
- IT investment strategy
- Organization optimization
- Drive automation & simplification
- Consolidate vendors

Delivery
Target: $280 - 400mm*
- Technical service hub
- Reduce third-party spend

Supply Chain and Procurement
Target: $200 -300mm*
- Supply chain transformation
- Optimize supplies, parts and freight

Org Design & Benefit Costs
Target: $120 - 150mm*
- Reduce layers, increase spans, address low performers
- Design organization & operating model to new strategy
- Harmonize benefits and reduce cost

Additional SG&A
Target: $300 - 400mm*
- Streamline and consolidate common functions
- Consolidate facilities
- Rationalize sales coverage

Robotic Process Automation & Predictive Analytics (Target $50mm+)

16
*See "Forward-Looking Statements" at the front of this document.

xerox™

Examples of Key Drivers to Deliver $2bn+ of Incremental Run-Rate Cost Synergies

COMBINED COMPANY	FROM*	TO*
Procurement	10,000+ suppliers	~3000 suppliers
IT	~2% of revenue	~1.5% of revenue
Supply Chain	1000's of Sku increasing inventory cost	~20% Sku simplification, improved inventory controls executed. Re-engineer logistics
Real Estate	~27mm square feet	~20% rationalize
Organization Design & Benefit Costs	Expensive voluntary retirements and resulting loss of talent	Strategic plan to retain key talent and address low performers
Shared Services Centers	Duplicative operations	~30% opportunity: leverage and optimize
Delivery	Overlapping delivery solutions	~30% reduction: coverage optimization, adoption of best practices

Three weeks of customary due diligence will likely reveal other opportunities and validate assumptions.

*Amounts shown are estimates and subject to validation in diligence.

17

xerox™

Projected Timing for Realization of Expected Cost Synergies Transaction Cost Synergies ($ in mm) YEAR 1 $500 YEAR 2 $1,500 YEAR 3 $2,000 RU N -RATE *See “Forward-Looking Statements” at the front of this document. 18Projected Timing for Realization of Expected Cost Synergies Transaction Cost Synergies ($ in mm) YEAR 1 $500 YEAR 2 $1,500 YEAR 3 $2,000 RU N -RATE *See “Forward-Looking Statements” at the front of this document. 18

3 Undisputed Strategic Logic $1-$1.5bn of potential growth opportunities only realized through a combination 193 Undisputed Strategic Logic $1-$1.5bn of potential growth opportunities only realized through a combination 19

Most Complete and Competitive Portfolio Across All Product Segments

HP is a market leader in four segments (Home, Office A4, Production and Packaging) and is moving deeper into Industrial Printing, but key gaps remain in the segments where Xerox is a market leader (Office A3, Managed Services, Entry Production, Production Mono and B3 Color Cut Sheet).



Digital Segments (Toner + Inkjet)
Market Size
$35bn
$100bn
$95bn
$15bn
Home printing
A4 office equipment
A3 office equipment
Managed Services
Production Mono Cut Sheet
B3 Entry Color Cut Sheet
B3 Color Cut Sheet
B2 Color Cut Sheet
Color Continuous Feed
Wide Format
Packaging
Industrial (3D, PE)
Xerox
Xerox
XRX
HP
HP
HP

20 Source: Based on Xerox analysis of market data sources.

xerox™

Complementary Coverage Models Drive New Revenue Opportunities

PRIMARY ROUTES-TO-MARKET


xerox™
45%
26%
29%
12%
88%
Direct Enterprise
Direct SMB
Indirect

COMBINATION BENEFITS

Xerox has a strong direct sales force—both selling to enterprises and SMB. HP's primary route-to-market is through its indirect channel.

Our complementary hardware, software and service offerings paired with our complementary routes-to-market provide the combined company with an opportunity to increase its total addressable market.

Specifically, each can cross-sell one another's technology into its existing install base and drive incremental revenue, all while eliminating duplicative SG&A costs.

Source: Based on Xerox October YTD '19 revenues and Xerox analysis of available HP data.

21

xerox™

Revenue Roadmap Provides $1-$1.5bn of Potential Upside

Sell highly complementary portfolio into each's existing install base 3-year forecast: $540mm - $750mm	• Most complete portfolio, providing clients a unified platform and experience • Ability to generate and capture demand in higher growth segments • Utilize and expand Xerox Technical Services capabilities
Optimize coverage model and leverage regional manufacturing and distribution efficiencies 3-year forecast: $50mm - $100mm	• More competitive pricing for strategic target areas • Expanded go-to-market through resellers and indirect channels • Leverage local assembly in key countries to reduce taxes
Integrate HP's offerings into Xerox's broader Office-as-a-Service offering and drive it through Xerox's direct SMB sales force 3-year forecast: $350mm - $400mm	• Leverage Xerox's direct SMB sales force and services and HP's offerings such as Device-as-a-Service (DaaS) and PCs
Unlock growth through Xerox services and software 3-year forecast: $300mm - $400mm	• Complement and enhance Xerox's strategy in adjacent and new markets • Diversify overall business from PC and printing markets
Expand Xerox Financial Services to HP's clients and partners 3-year forecast: $150mm - $300mm	• Ability to provide leasing to HP's direct client base with potential to expand offering to HP's indirect channels

See the Appendix for specific examples

22

xerox™

4 Leadership with Proven Track Record Xerox management developed and is executing a strategic 3-year playbook to create shareholder value 234 Leadership with Proven Track Record Xerox management developed and is executing a strategic 3-year playbook to create shareholder value 23

Xerox Leadership



John Visentin
Vice Chairman and CEO



Steve Bandrowczak
President, COO
Integrated 50+ acquisitions and spin outs including HP, Alight and Lenovo



Tracey Koziol
SVP, Global Offerings
Led product development for mobility offerings at Dell and Motorola



Bill Osbourn, Jr.
CFO
M&A and integration expertise; Time Warner veteran; former PwC National Office partner



Anne Marie Squeo
Chief Brand Officer
Launched Netflix in 130 countries; led Lockheed through restructuring; Pulitzer Prize-winner



Joanne Collins Smee
Chief Commercial Officer
Led technology transformation services for the U.S. government, IBM veteran



Mary McHugh
Chief Delivery Officer
Served as HP Delivery SVP, Oracle and IBM veteran



Louie Pastor
General Counsel
Executed acquisitions, dispositions and investments valued at $20bn+



Hervé Tessler
President, EMEA
30-year Xerox veteran with extensive international experience



Mike Feldman
President, Americas
Spent 24 years at HP and optimized its Americas route-to-market



Suzan Morno-Wade
Chief HR Officer
HR transformation experience, Hess and General Electric veteran



Naresh Shanker
Chief Technology Officer
Designed split of HP, led several acquisitions and spinouts including Samsung Print and Agilent



Nicole Torraco
SVP, Strategy and M&A
Expertise in stressed, distressed and event driven investing; M&A and corporate workouts

24

xerox™

Proven Playbook to Increase Shareholder Value

The Xerox three-year strategic playbook has focused on four key initiatives:

- **Optimize Operations:** Simplify and streamline operations through Project Own It
- **Drive Revenue:** Advance core technology business and capitalize on opportunities in growing segments of the market (e.g. the SMB market)
- **Innovate:** Enter adjacent and new markets and deploy disciplined "startup-like" model aligning investments to focused growth areas for monetization
- **Focus on Cash and Capital Returns:** Deploy capital opportunistically to maximize the return on investments

Xerox's unaffected share price is up over 80% since the start of the year as a result of executing on its strategic playbook.



YTD Share Price Performance
($/share, rebased to Xerox Stock Price on January 2, 2019)
February 5, 2019
Xerox strategy introduced
November 5, 2019
Sale of Fuji Xerox announced
October 3, 2019
HP introduced strategy
$40
35
30
25
20
15
10
January 2, 2019
November 5, 2019
Xerox
$36.37
+80.7%
S&P500
+22.5%
HP
(10.8%)
(Press reported Xerox's offer to HP)

25

xerox™

Proven Value Creation through Strategic Decision-Making

EXPANDED HP RELATIONSHIP

June 4, 2019

Xerox leveraged its sourcing spend to create incremental growth opportunities that include:

- Sourcing additional A4 and Entry A3 equipment from HP
- Providing toner for both the multifunction printers (MFPs) we will buy from HP under this agreement and certain other HP printers
- Becoming a DaaS specialist in HP's Partner First program in the U.S. and an authorized seller of HP personal computers, displays and accessories to commercial customers
- Expanding Xerox's software presence by making DocuShare Flex, Xerox's cloud-based content management platform, available on commercial SMB HP PCs distributed in the U.S.

RESET FUJIFILM RELATIONSHIP

November 5, 2019

- Monetized otherwise illiquid assets at attractive valuation – over 20x 2019's expected aggregate cash flow to Xerox
- Created maximum strategic flexibility by removing any termination rights related to a change of control of Xerox from existing sourcing agreements
- Ensured continuity of supply by extending the terms of existing product sourcing agreements with Fuji Xerox (FX) and establishing a new framework on future product programs
- Generated additional revenue and profit from licensing certain intellectual property to FX
- Eliminated expense of defending the litigation Fujifilm filed against Xerox after 2018's terminated merger

26

xerox™

For Those Asking Why Now… We Say, “Why Wait? ” This is a compelling proposal that immediately increases the value of your investment in HP and achieves long overdue industry consolidation that spurs efficiencies of scale and growth. Urge HP to: • Engage with Xerox • Conduct three weeks of mutual due diligence • Realize the value that our offer represents 27For Those Asking Why Now… We Say, “Why Wait? ” This is a compelling proposal that immediately increases the value of your investment in HP and achieves long overdue industry consolidation that spurs efficiencies of scale and growth. Urge HP to: • Engage with Xerox • Conduct three weeks of mutual due diligence • Realize the value that our offer represents 27

Appendix 28Appendix 28

Revenue Synergy Examples Four examples of how we can leverage each company’s technology and routes-to- market to drive $1-$1.5bn of incremental revenue 29Revenue Synergy Examples Four examples of how we can leverage each company’s technology and routes-to- market to drive $1-$1.5bn of incremental revenue 29

Integrate HP's Offerings into Xerox's Broader Office-as-a-Service Offering and Drive It Through Xerox's Direct SMB Sales Force

Few SMBs have the financial resources or ongoing need to have a full-time CIO. Xerox's Office-as-a-Service solves for this challenge. The combined company can provide HP's install base and Xerox's SMB clients a complete and more compelling offering.

XEROX OFFERING

Managed IT Services:

- DaaS for U.S. only
- Network Support
- Remote Monitoring
- Data Protection
- Security
- Help Desk
- Backup and Recovery

IT Solution Sales:

- Multifunction Devices
- Software
- Implementation Services

The missing pieces… PCs and DaaS worldwide… Gaps filled by HP

THE MARKET OPPORTUNITY

$376bn

worldwide market for Managed IT Services for SMB and IT Solution Sales – with services having a 6% CAGR [(1)]

Note: Mkt Size '18, CAGR '18-'20; Managed Svcs covers: Small Bus. & Lower Midmarket. IT Solns covers: data center sys for SB & Lower midmarket, PC/tablets for Ent. & SMB excl. SOHO & upper Midmarket.
[1]Sources: Gartner SMB IT Spend Forecast Update 1Q19, Gartner Market Databook Update 1Q19.

30

xerox™

Opportunity to Sell Xerox Services to HP's Existing Clients and Partners

Xerox has a suite of horizontal and industry-specific service offerings that leverage its full portfolio of devices and software. Xerox is the only firm in the print market with this range of services. These offerings have moved Xerox up the value chain and can do the same for HP.

Xerox Services	Market Size '18	'18-'21 CAGR	Growth Opportunities
Campaigns on Demand Customer Communication Mgmt[1]	$10.4bn	10.4 %	• Invest in sales SMEs to penetrate clients with new Campaigns on Demand offerings • Deploy Xerox's Value Plus program leveraging new platform and partner capabilities
Centralized Print Services[2]	$3.0bn	(1.7) %	• Expand wallet share by capturing vended print and additional value added services • Leverage platform and services to retain and drive volume into centralized print sites
Capture and Content Services[3]	$13.5bn	5.6 %	• Engage clients with Capture and Content offerings to support clients digitization programs
Workflow Automation[4]	$1.6bn	13.0 %	• Leverage existing Intelligent Workplace Services footprint and relationships to expand into Workflow Automation and Content Management Services leveraging DocuShare
Intelligent Workplace Services –Enterprise[5]	$4.3bn	0.6 %	• Target new business pursuits with value props and offerings • Bring innovation to existing clients and deploy top renewal forums to improve win rate • Engage clients to manage across both office and production print environments
Intelligent Workplace Services – SMB[5]	$3.7bn	7.1 %	• Launch offering and tool set in Xerox Business Solutions to provide broader value proposition • Deploy new offerings to drive SMB growth

[1] Xerox internal calculations; InfoTrends, 2018: "The Value of Customer Communications Delivery – North America Sizing & Forecast: 2016-2021" + CS sources; InfoTrends, 2016: "US & WE Document Outsourcing Market Forecast: 2015-2020".
[2] Based on Xerox analysis from market data sources.
[3] Worldwide and U.S. Outsourced Document Services Forecast, 2018-2022 – US Only.
[4] Worldwide Business Workflow Automation and Optimization Forecast, 2018-2022 – US Only.
[5] Based on Xerox analysis from market data sources.

31

Extensive Opportunity to Attach Xerox Software Across HP's Portfolio

Xerox FreeFlow Core ®:
Automates the process steps required to prepare a job for print with on-premise and cloud configurations.

Production Digital Workflow Market

$143mm
8% CAGR[(1)]

XMPie ®:
Customizes compliant printed and digital communications.

Customer Communications Mgmt. Market

$1.5bn
12% CAGR[(2)]

Xerox DocuShare ®:
Enables secure content management with on-premise and cloud configurations.

Enterprise Content Mgmt. Market

$4.9bn
4% CAGR[(2)]

Xerox is uniquely positioned in the market with its cloud and SaaS software offerings – an area where spend continues to grow.[(3)] Selling Xerox's offerings to HP clients with the following devices provides an opportunity to grow revenue and improve the client experience.

HP Product Portfolio	HP Indigo Digital Press	HP Wide Format	HP Laptops and PCs
Xerox Attach Opportunity	XMPie®, Xerox FreeFlow®	XMPie®, Xerox FreeFlow®	Xerox DocuShare®
Estimated worldwide installed base	10,000[(4)]	50,000[(4)]	40.2M shipped between Q1-Q3 '19 outside of the U.S.[(5)] —an opportunity beyond existing partnership

[1] Market size 2018, CAGRs 2018-20. Source: Based on Xerox analysis from market data sources.
[2] Market size 2018, CAGRs 2018-20. Source: Xerox analysis from InfoTrends- Global Production Workflow Market Forecast (July 2018).
[3] Battery Ventures – Software report (May 2019).
[4] Based on Xerox analysis of market data
[5] Preliminary Worldwide PC Vendor Unit Shipment Estimates for 1Q19" - April 10, 2019, "Preliminary Worldwide PC Vendor Unit Shipment Estimates for 2Q19" - July 11, 2019, "Preliminary Worldwide PC Vendor Unit Shipment Estimates for 3Q19" - October 10, 2019.

32

xerox™

Leveraging Xerox Financial Services Provides Accretive, High-Margin Growth of $150-$300mm Today, HP doesn’t have a financing business. Instead, it relies on its relationship with HPE, missing out on high- margin, recurring business. Leveraging Xerox Financial Services provides the combined company with a significant growth opportunity. 70%+ By redirecting half of the business that today is financed by HPE Financial Services, we anticipate growing revenue More than 70% of our Core Technology between $150 to $300mm within three years. Business is leased through Xerox Financial Services, a high margin business and There also may be an opportunity to expand leasing differentiator beyond what HPE Financial Services is currently financing, which could double or triple our estimates. To validate this, we need to conduct due diligence. 33Leveraging Xerox Financial Services Provides Accretive, High-Margin Growth of $150-$300mm Today, HP doesn’t have a financing business. Instead, it relies on its relationship with HPE, missing out on high- margin, recurring business. Leveraging Xerox Financial Services provides the combined company with a significant growth opportunity. 70%+ By redirecting half of the business that today is financed by HPE Financial Services, we anticipate growing revenue More than 70% of our Core Technology between $150 to $300mm within three years. Business is leased through Xerox Financial Services, a high margin business and There also may be an opportunity to expand leasing differentiator beyond what HPE Financial Services is currently financing, which could double or triple our estimates. To validate this, we need to conduct due diligence. 33